THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                       Financial Statements and Schedules

                           December 31, 1997 and 1996


                   (With Independent Auditors' Report Thereon)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K



                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1974



(Mark One):

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) For the fiscal year ended December 31, 1997

                                       OR

( )      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
         ACT  OF  1934  (NO  FEE  REQUIRED)  For  the  transition   period  from
         ______to______

         Commission file number 1-11806

                  A. Full title of plan and the address of the plan, if different from that of the issuer named below:

         THE ETHAN ALLEN PROFIT SHARING AND 401(k) RETIREMENT PLAN

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                ETHAN ALLEN INTERIORS INC.
                                ETHAN ALLEN DRIVE
                                DANBURY, CT  06811

                         ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                       Financial Statements and Schedules

                           December 31, 1997 and 1996


                   (With Independent Auditors' Report Thereon)

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN



                       Financial Statements and Schedules

                           December 31, 1997 and 1996





                                Table of Contents



Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits,
    With Fund Information, December 31, 1997 and 1996

Statements of Changes in Net Assets Available for Plan Benefits, With
    Fund Information, Years Ended December 31, 1997 and 1996

Notes to Financial Statements

Schedules (1):

    Item 27a - Schedule of Assets Held for Investment Purposes      Schedule 1

    Item 27d - Schedule of Reportable Transactions                  Schedule 2





(1) All other schedules have been omitted since they are not applicable.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN



                          Independent Auditors' Report

Plan  Administrative  Committee and  Participants
The Ethan Allen Profit Sharing and 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information of the Ethan Allen Profit Sharing and 401(k) Retirement Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1997 and (2) reportable transactions for the year ended December 31, 1997, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for plan benefits and statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Peat Marwick, LLP
June 19, 1998



                                        THE ETHAN ALLEN PROFIT SHARING AND
                                              401(k) RETIREMENT PLAN



                    Statement of Net Assets Available for Plan Benefits, With Fund Information

                                                 December 31, 1997


                                                                                                                         American
                                                    Twentieth                    Twentieth                               Century
                                                     Century      Twentieth      Century                                Strategic
                                        Benham       Select     Century Ultra  International  Restricted  Unrestricted  Allocation
                                     Preservation   Investors     Investors       Equity      Ethan Allen  Ethan Allen Conservative
                                         Fund         Fund           Fund          Fund       Stock Fund   Stock Fund      Fund
                                     ------------   ---------   -------------  -------------  ----------- ------------  ----------

Assets:
    Investments, at fair value ......$      --      17,381,534    13,863,693     4,062,359    14,348,181     6,888,680  1,165,492
    Investments, at contract value .. 19,398,451          --            --            --            --            --          --
    Participant loans ...............       --            --            --            --            --            --
                                     -----------   -----------   -----------   -----------   -----------   -----------  ----------

         Total investments .......... 19,398,451    17,381,534    13,863,693     4,062,359    14,348,181     6,888,680  1,165,492

    Employer contributions receivable    344,180       368,054       339,126       103,834          --         100,920     40,300
    Employee contributions receivable     32,672        37,302        37,611        11,892          --          12,570      4,280
                                     -----------   -----------   -----------   -----------   -----------   -----------  ----------

         Total assets ............... 19,775,303    17,786,890    14,240,430     4,178,085    14,348,181     7,002,170  1,210,072

Liabilities:
    Refunds payable for excess
      contributions .................     24,456         3,520         4,462          --            --               3      1,941
                                     -----------   -----------   -----------   -----------   -----------   -----------  ----------

         Net assets available for
             plan benefits ..........$19,750,847    17,783,370    14,235,968     4,178,085    14,348,181     7,002,167  1,208,131
                                     ===========   ===========   ===========   ===========   ===========   ===========  ==========

                                                                                                                      (Continued)





                                        THE ETHAN ALLEN PROFIT SHARING AND
                                              401(k) RETIREMENT PLAN



               Statement of Net Assets Available for Plan Benefits, With Fund Information, Continued

                                                 December 31, 1997




                                         American     American
                                          Century     Century    Charles Schwab Twentieth
                                         Strategic   Strategic      Personal     Century
                                        Allocation   Allocation     Choice(R)     Vista      American
                                         Moderate    Aggressive    Retirement   Investors     Century        Loan
                                           Fund         Fund          Fund         Fund      Value Fund      Fund        Total
                                        ----------   ----------  -------------- ---------    ----------    ---------   -----------

Assets:
    Investments, at fair value .......   $6,884,378    2,217,917      409,313    2,485,602    2,886,880         --     72,594,029
    Investments, at contract value ...         --           --           --           --           --           --     19,398,451
    Participant loans ................         --           --           --           --           --      2,622,164    2,622,164
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
         Total investments ...........    6,884,378    2,217,917      409,313    2,485,602    2,886,880    2,622,164   94,614,644

    Employer contributions receivable       176,424       95,829         --         93,053       72,132         --      1,733,852
    Employee contributions receivable        18,211       10,846         --         10,617        8,984         --        184,985
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------

         Total assets ................    7,079,013    2,324,592      409,313    2,589,272    2,967,996    2,622,164   96,533,481


Liabilities:

    Refunds payable for excess
      contributions ..................        2,751        1,834         --             20        2,564         --         41,551
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------

         Net assets available for plan
             benefits ................   $7,076,262    2,322,758      409,313    2,589,252    2,965,432    2,622,164   96,491,930
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========




See accompanying notes to financial statements.




                                        THE ETHAN ALLEN PROFIT SHARING AND
                                              401(k) RETIREMENT PLAN



                    Statement of Net Assets Available for Plan Benefits, With Fund Information

                                                 December 31, 1996



                                                                                                                          American
                                                     Twentieth                  Twentieth                                 Century
                                                      Century     Twentieth      Century                                 Strategic
                                         Benham       Select    Century Ultra International  Restricted   Unrestricted   Allocation
                                      Preservation   Investors    Investors      Equity      Ethan Allen   Ethan Allen  Conservative
                                          Fund         Fund          Fund         Fund       Stock Fund    Stock Fund       Fund
                                      ------------   ---------  ------------- -------------  -----------  ------------  ------------

Assets:
    Investments, at fair value ......$      --      12,169,271    10,482,690     3,017,927     7,672,051     2,291,395     1,012,126
    Investments, at contract value .. 20,290,969          --            --            --            --            --            --
    Participant loans ...............       --            --            --            --            --            --
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
         Total investments .......... 20,290,969    12,169,271    10,482,690     3,017,927     7,672,051     2,291,395     1,012,126

    Employer contributions receivable    270,114       253,146       238,572        68,514          --          38,122        27,203
    Employee contributions receivable     60,815        62,141        65,891        19,361          --           9,724         6,036
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------

         Total assets ............... 20,621,898    12,484,558    10,787,153     3,105,802     7,672,051     2,339,241     1,045,365

Liabilities:
    Refunds payable for excess
      contributions .................     26,610         7,234         9,419          --            --            --           2,446
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------

         Net assets available for
             plan benefits ..........$20,595,288    12,477,324    10,777,734     3,105,802     7,672,051     2,339,241     1,042,919
                                     ===========   ===========   ===========   ===========   ===========   ===========   ===========



                                                                                                                      (Continued)





                                        THE ETHAN ALLEN PROFIT SHARING AND
                                              401(k) RETIREMENT PLAN



               Statement of Net Assets Available for Plan Benefits, With Fund Information, Continued

                                                 December 31, 1996



                                         American      American
                                          Century      Century     Charles Schwab Twentieth
                                         Strategic    Strategic      Personal      Century
                                        Allocation    Allocation     Choice(R)      Vista     American
                                         Moderate     Aggressive    Retirement    Investors    Century       Loan
                                           Fund          Fund          Fund         Fund     Value Fund      Fund        Total
                                        ----------    ----------   -------------- ---------  ----------    ----------  ----------

Assets:
    Investments, at fair value .......   $5,977,304    1,681,730      194,413    2,496,070    1,832,753         --     48,827,730
    Investments, at contract value ...         --           --           --           --           --           --     20,290,969
    Participant loans ................         --           --           --           --           --      2,101,144    2,101,144
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
         Total investments ...........    5,977,304    1,681,730      194,413    2,496,070    1,832,753    2,101,144   71,219,843

    Employer contributions receivable       129,796       66,485         --         65,151       37,343         --      1,194,446
    Employee contributions receivable        31,343       17,395         --         19,467       11,102         --        303,275
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------

         Total assets ................    6,138,443    1,765,610      194,413    2,580,688    1,881,198    2,101,144   72,717,564


Liabilities:

    Refunds payable for excess
      contributions ..................          834        3,583         --          3,678        8,228         --         62,032
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------

         Net assets available for plan
             benefits ................   $6,137,609    1,762,027      194,413    2,577,010    1,872,970    2,101,144   72,655,532
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========


See accompanying notes to financial statements.





                                        THE ETHAN ALLEN PROFIT SHARING AND
                                              401(k) RETIREMENT PLAN



               Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information

                                           Year ended December 31, 1997



                                                                                                                           American
                                                       Twentieth    Twentieth    Twentieth                                 Century
                                                        Century      Century      Century                                 Strategic
                                            Benham      Select        Ultra    International  Restricted   Unrestricted  Allocation
                                         Preservation  Investors    Investors     Equity      Ethan Allen   Ethan Allen Conservation
                                             Fund        Fund          Fund        Fund       Stock Fund    Stock Fund      Fund
                                         ------------  ---------    ---------  -------------  -----------  ------------  ----------

Additions to net assets:
    Net appreciation/(depreciation)
       in fair value of investments ...   $     --      1,288,843     (407,452)      81,308    7,454,563     3,023,514       26,743
    Interest income ...................    1,088,509         --           --           --           --            --           --
    Dividend income ...................         --      2,763,075    2,836,100      551,958       38,687        15,069      108,970
                                         -----------  -----------  -----------  -----------  -----------   -----------  -----------
      Net investment income (loss) ....    1,088,509    4,051,918    2,428,648      633,266    7,493,250     3,038,583      135,713
                                         -----------  -----------  -----------  -----------  -----------   -----------  -----------

    Contributions:
      Employer contributions ..........      367,722      369,794      340,379      104,227         --         101,313       41,741
      Employee contributions ..........    1,171,197    1,319,309    1,417,994      442,510         --         382,044      129,973
                                         -----------  -----------  -----------  -----------  -----------   -----------  -----------
                                           1,538,919    1,689,103    1,758,373      546,737         --         483,357      171,714
                                         -----------  -----------  -----------  -----------  -----------   -----------  -----------
    Other receipts:
      Transfers from other plans ......      598,592         --           --           --           --            --           --
                                         -----------  -----------  -----------  -----------  -----------   -----------  -----------

      Total additions .................    3,226,020    5,741,021    4,187,021    1,180,003    7,493,250     3,521,940      307,427
                                         -----------  -----------  -----------  -----------  -----------   -----------  -----------

Deductions from net assets:
    Distributions to participants .....   (1,708,658)    (777,328)    (653,229)    (126,341)    (817,120)     (458,337)    (165,354)
    Administrative expenses ...........      (41,846)      (6,930)      (3,562)        (513)        --            (531)      (1,810)
                                         -----------  -----------  -----------  -----------  -----------   -----------  -----------
      Total deductions ................   (1,750,504)    (784,258)    (656,791)    (126,854)    (817,120)     (458,868)    (167,164)
                                         -----------  -----------  -----------  -----------  -----------   -----------  -----------

Net transfers between funds ...........   (2,319,957)     349,283      (71,996)      19,134         --       1,599,854       24,949
                                         -----------  -----------  -----------  -----------  -----------   -----------  -----------
      Net increase (decrease) .........     (844,441)   5,306,046    3,458,234    1,072,283    6,676,130     4,662,926      165,212

Net assets available for plan benefits:
    Beginning of year .................   20,595,288   12,477,324   10,777,734    3,105,802    7,672,051     2,339,241    1,042,919
                                         -----------  -----------  -----------  -----------  -----------   -----------  -----------

    End of year ....................... $ 19,750,847   17,783,370   14,235,968    4,178,085   14,348,181     7,002,167    1,208,131
                                         ===========  ===========  ===========  ===========  ===========   ===========  ===========

                                                                                                                      (Continued)



                                        THE ETHAN ALLEN PROFIT SHARING AND
                                              401(k) RETIREMENT PLAN



              Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information,
                                                     Continued

                                           Year ended December 31, 1997



                                          American     American      Charles
                                          Century      Century       Schwab
                                         Strategic    Strategic     Personal
                                         Allocation   Allocation     Choice(R)    Twentieth      American
                                          Moderate    Aggressive    Retirement  Century Vista    Century        Loan
                                            Fund         Fund          Fund     Investors Fund  Value Fund      Fund        Total
                                         ----------   ----------   -----------  --------------  ----------  -----------   ---------

Additions to net assets:
    Net appreciation/(depreciation)
       in fair value of investments ... $   529,454       189,958       20,176     (352,091)      103,481         --     11,958,497
    Interest income ...................        --            --           --           --            --        192,378    1,280,887
    Dividend income ...................     376,431       100,129         --        143,114       456,991         --      7,390,524
                                        -----------   -----------  -----------  -----------   -----------   ----------  -----------
       Net investment income (loss) ...     905,885       290,087       20,176     (208,977)      560,472      192,378   20,629,908
                                        -----------   -----------  -----------  -----------   -----------   ----------  -----------

    Contributions:
       Employer contributions .........     177,517        95,868         --         93,367        72,184         --      1,764,112
       Employee contributions .........     646,773       384,021         --        389,845       345,652         --      6,629,318
                                        -----------   -----------  -----------  -----------   -----------   ----------  -----------
                                            824,290       479,889         --        483,212       417,836         --      8,393,430
                                        -----------   -----------  -----------  -----------   -----------   ----------  -----------
    Other receipts:
       Transfers from other plans .....        --            --           --           --            --           --        598,592
                                        -----------   -----------  -----------  -----------   -----------   ----------  -----------

       Total additions ................   1,730,175       769,976       20,176      274,235       978,308      192,378   29,621,930
                                        -----------   -----------  -----------  -----------   -----------   ----------  -----------

Deductions from net assets:
    Distributions to participants .....    (410,691)      (89,897)        --       (131,327)     (177,734)    (205,105)  (5,721,121)
                                                                                                                            (89,897)
    Administrative expenses ...........      (4,547)       (3,027)        --           (369)       (1,276)        --        (64,411)
                                        -----------   -----------  -----------  -----------   -----------   ----------  -----------
       Total deductions ...............    (415,238)      (92,924)        --       (131,696)     (179,010)    (205,105)  (5,785,532)
                                        -----------   -----------  -----------  -----------   -----------   ----------  -----------

Net transfers between funds ...........    (376,284)     (116,321)     194,724     (130,297)      293,164      533,747         --
                                        -----------   -----------  -----------  -----------   -----------   ----------  -----------

       Net increase (decrease) ........     938,653       560,731      214,900       12,242     1,092,462      521,020   23,836,398

Net assets available for plan benefits:
    Beginning of year .................   6,137,609     1,762,027      194,413    2,577,010     1,872,970    2,101,144   72,655,532
                                        -----------   -----------  -----------  -----------   -----------   ----------  -----------

    End of year ....................... $ 7,076,262     2,322,758      409,313    2,589,252     2,965,432    2,622,164   96,491,930
                                        ===========   ===========  ===========  ===========   ===========   ==========  ===========

See accompanying notes to financial statements.





                                        THE ETHAN ALLEN PROFIT SHARING AND
                                              401(k) RETIREMENT PLAN



               Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information

                                           Year ended December 31, 1996

                                                                                                                          American
                                              Twentieth   Twentieth   Twentieth  Twentieth                                Century
                                               Century     Century     Century    Century                                Strategic
                                   Benham       Select     Balanced     Ultra  International  Restricted   Unrestricted  Allocation
                                Preservation   Investors   Investors  Investors   Equity      Ethan Allen  Ethan Allen  Conservative
                                    Fund         Fund        Fund       Fund       Fund       Stock Fund   Stock Fund       Fund
                                    ----         ----        ----       ----       ----       ----------   ----------       ----
Additions to net assets:
 Net appreciation/(depreciation)
   in fair value of investments . $     --       839,223     153,476     597,433    70,607     3,752,473   1,165,054       41,201
 Interest income ................  1,101,199        --          --          --        --            --          --           --
 Dividend income ................       --     1,144,198      40,963     599,785   310,231         8,275       2,711       23,036
                                  ----------  ----------   ---------  ---------- ---------    ----------  ----------    ---------
  Net investment income (loss) ..  1,101,199   1,983,421     194,439   1,197,218   380,838     3,760,748   1,167,765       64,237
                                  ----------  ----------   ---------  ---------- ---------    ----------  ----------    ---------
 Contributions:
  Employer contributions ........    252,589     264,282       5,248     244,732    70,699          --        39,814       27,714
  Employee contributions ........  1,209,723   1,100,605     150,707   1,179,159   356,823          --       171,810      108,530
                                  ----------  ----------   ---------  ---------- ---------    ----------  ----------    ---------
                                   1,462,312   1,364,887     155,955   1,423,891   427,522          --       211,624      136,244
                                  ----------  ----------   ---------  ---------- ---------    ----------  ----------    ---------

  Total additions ...............  2,563,511   3,348,308     350,394   2,621,109   808,360     3,760,748   1,379,389      200,481
                                  ----------  ----------   ---------  ---------- ---------    ----------  ----------    ---------

Deductions from net assets:
 Distributions to participants .. (2,481,804)   (923,426)   (224,840)   (629,029) (146,076)     (520,504)   (158,014)     (40,165)

 Administrative expenses ........    (17,236)     (6,077)       (817)     (1,981)     (176)         --          (350)      (1,417)
                                              ----------   ---------  ----------  ---------    ---------- -----------   ----------
  Total deductions .............. (2,499,040)   (929,503)   (225,657)   (631,010)  (146,252)    (520,504)   (158,364)     (41,582)
                                  ----------  ----------   ---------  ----------  ---------    ---------- -----------   ----------

Net transfers between funds ..... (3,819,173) (1,007,090) (7,310,587)    980,829   (125,740)         --     (560,788)     884,020
                                  ----------  ----------   ---------  ----------  ---------    ---------- -----------   ----------

  Net increase (decrease) ....... (3,754,702)  1,411,715  (7,185,850)  2,970,928    536,368    3,240,244     660,237    1,042,919

Net assets available for
 plan benefits:
  Beginning of year ............. 24,349,990  11,065,609   7,185,850   7,806,806  2,569,434     4,431,807   1,679,004         --
                                  ----------  ----------   ---------  ----------  ---------    ---------- -----------   ----------

  End of year ...................$20,595,288  12,477,324        --    10,777,734  3,105,802     7,672,051   2,339,241    1,042,919
                                  ==========  ==========   =========  ==========  =========    ========== ===========   ==========


                                                                                                                      (Continued)



                                        THE ETHAN ALLEN PROFIT SHARING AND
                                              401(k) RETIREMENT PLAN



              Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information,
                                                     Continued

                                           Year ended December 31, 1996



                                                          American     Charles
                                           American       Century      Schwab
                                           Century       Strategic    Personal
                                           Strategic     Allocation    Choice(R)   Twentieth       American
                                          Allocation     Aggressive   Retirement  Century Vista    Century       Loan
                                         Moderate Fund      Fund        Fund     Investors Fund   Value Fund     Fund       Total
                                         -------------      ----        ----     --------------   ----------     ----       -----
Additions to net assets:
    Net appreciation/(depreciation)
       in fair value of investments ...  $   383,518       126,088       (3,769)     (103,760)       50,689       --      7,072,233
    Interest income ...................         --            --           --            --           --        180,625   1,281,824
    Dividend income ...................      106,367        12,202         --         198,862       174,204        --     2,620,834
                                         -----------   -----------   ----------   -----------    ----------  ----------  ----------
       Net investment income (loss) ...      489,885       138,290       (3,769)       95,102       224,893     180,625  10,974,891
                                         -----------   -----------   ----------   -----------    ----------  ----------  ----------

    Contributions:
       Employer contributions .........      131,062        66,652         --          65,395        37,553        --     1,205,740
       Employee contributions .........      478,967       263,621         --         254,216       179,196        --     5,453,357
                                         -----------   -----------   ----------   -----------    ----------  ----------  ----------
                                             610,029       330,273         --         319,611       216,749        --     6,659,097
                                         -----------   -----------   ----------   -----------    ----------  ----------  ----------

       Total additions ................    1,099,914       468,563       (3,769)      414,713       441,642     180,625  17,633,988
                                         -----------   -----------   ----------   -----------    ----------  ----------  ----------

Deductions from net assets:
    Distributions to participants .....     (394,652)      (38,672)        --         (16,538)       (9,576)   (176,022) (5,759,318)

    Administrative expenses ...........       (2,903)       (1,547)        --              (3)         (537)       --       (33,044)
                                         -----------   -----------   ----------   -----------    ----------  ----------  ----------
       Total deductions ...............     (397,555)      (40,219)        --         (16,541)      (10,113)   (176,022) (5,792,362)
                                         -----------   -----------   ----------   -----------    ----------  ----------  ----------

Net transfers between funds ...........    5,435,250     1,333,683      198,182     2,178,838     1,441,441     371,135        --
                                         -----------   -----------   ----------   -----------    ----------  ----------  ----------

       Net increase (decrease) ........    6,137,609     1,762,027      194,413     2,577,010     1,872,970     375,738  11,841,626

Net assets available for plan benefits:
    Beginning of year .................         --            --           --            --            --     1,725,406  60,813,906
                                         -----------   -----------   ----------   -----------    ----------  ----------  ----------

    End of year .......................  $ 6,137,609     1,762,027      194,413     2,577,010     1,872,970   2,101,144  72,655,532
                                         ===========   ===========   ==========   ===========    ==========  ==========  ==========



See accompanying notes to financial statements.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1997 and 1996



(1)    Plan Description

       The Ethan Allen Profit Sharing and 401(k) Retirement Plan (the "Plan") is a defined contribution savings plan sponsored and administered by Ethan Allen Interiors Inc. (the "Company").

       The following brief description is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

       General

       The Plan was formed effective July 1, 1994 through the merger of the Retirement Program of Ethan Allen Inc. (the "Retirement Program") into the Ethan Allen 401(k) Employee Savings Plan (the "401(k) Plan"). As a result of the merger on July 1, 1994, all participant investments in the Retirement Program (except for the Ethan Allen Interiors Inc. restricted stock which was transferred directly) were liquidated and the proceeds were transferred to the Plan, allocated to participants' accounts and invested in accordance with each participant's direction.

       The Plan is offered to substantially all employees of the Company who have completed 1,000 hours of service during their first year of employment or subsequent plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       Contributions and Vesting

       Participants may contribute from 1% to 15% of their compensation (as defined in the Plan) up to a limit of $9,500 in 1997 (tax-deferred contribution) to the 401(k) portion of the plan. The Company may, at its discretion, make a matching contribution on behalf of each participant, provided the matching contribution does not exceed the lesser of (a) 50% of the participant's contribution or (b) $600 per participant per plan year ($400 in 1996). Participants may, in addition, contribute amounts in excess of their tax deferred contribution on an after-tax basis in the amount of 1% to 15% of their compensation. The participant's tax-deferred contribution and after-tax contribution, in the aggregate, may not exceed 15% of their compensation.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                    Notes to Financial Statements, Continued





       Employer contributions, if any, to the profit sharing portion of the Plan, on behalf of each participant are determined by the Board of Directors of the Company at the close of each fiscal year, although the maximum amount that can be contributed to a participant's account in any year is the lesser of (i) $30,000 (or, if greater, 25% of the dollar limitation in effect under Section 415(b)(1)(A) of the Internal Revenue
       Code) or (ii) 25% of the participant's compensation for that Plan year, reduced by any other contributions on the participant's behalf to any other defined contribution plans of the Company. The actual contribution, if any, is made in the ensuing year. The Company declared no profit sharing contributions for the Plan in 1997 and 1996.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                    Notes to Financial Statements, Continued


(1),   Continued

       Participant contributions and employer 401(k) contributions are 100% vested immediately. Effective July 1, 1996, profit sharing contributions are also 100% vested immediately and the profit sharing portion of the participant accounts of active employees became 100% vested.

       Prior to that date, vesting of profit sharing contributions was subject to a vesting schedule based on credited years of service.

       During 1997 and 1996, certain participants contributed $41,551 and $62,032, respectively, in excess of the allowable qualified contribution. The excess contribution amounts are reflected as a Plan liability at December 31, 1997 and 1996. The excess contributions were refunded in the subsequent year within the penalty free deadline.

       Investment of Funds

       During 1997 and 1996, the amounts contributed to the Plan were invested in one of the following commingled funds at the direction of the participants. A brief description of the funds is as follows:

                Benham Preservation Fund - The Benham Preservation Fund, formerly known as the Capital Preservation Fund, invests primarily in fully benefit-responsive guaranteed investment contracts issued by major financial institutions, including banks and life insurance companies. The Benham Preservation Fund was created on July 31, 1996 by a transfer of cash and assets in-kind from Bankers Trust Pyramid Trust, the underlying assets of the Capital Preservation Fund, which was discontinued as of this date. The fund is managed by SEI Trust Company, Benham Management Corporation and Dwight Asset Management Company.

                Twentieth Century Select Investors Fund - The Select Investors Fund invests in common stocks considered by fund managers to have a better than average prospect for appreciation. In addition, 80% of the fund's stock investments must have a record of paying or have committed to paying regular dividends.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                    Notes to Financial Statements, Continued


(1),   Continued

                Twentieth Century Ultra Investors Fund - The Ultra Investors Fund invests in medium to large-sized companies that show accelerating growth and earnings.

                Twentieth Century International Equity Fund - The International Equity Fund invests in common stocks of foreign companies considered to have better than average prospects for appreciation.

                Ethan Allen Restricted/Unrestricted Stock Funds - At December 31, 1997, the Plan held 372,075 restricted shares and 177,935 unrestricted shares of Ethan Allen Interiors Inc. common stock. At December 31, 1996, the Plan held 398,548 restricted shares and 117,680 unrestricted shares of Ethan Allen Interiors Inc. common stock as adjusted for a 2 for 1 stock split on September 2, 1997. All of the restricted shares are subject to proxies granted to Mr. Kathwari, the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, which

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                    Notes to Financial Statements, Continued


(1),   Continued

                expire on the earlier of Mr. Kathwari's termination of employment with the Company or March 22, 2003, and 337,796 of these shares are restricted from being sold by the Plan, other than to the Company, in accordance with applicable securities laws. Additionally, the Ethan Allen Restricted Stock Fund restricts participants from transferring their balances in this fund to other funds of the Plan. Effective July 1, 1996, withdrawing participants have the option of receiving a distribution from the Ethan Allen Restricted Stock Fund in shares of Ethan Allen Interiors Inc. stock or cash. Prior to that date all distributions were made in cash. No such restrictions exist on investments in the Ethan Allen Unrestricted Stock Fund.

                Ethan Allen Interiors Inc. common stock is publicly traded and had a readily ascertainable market value of $38.56 per share at December 31, 1997. At June 19, 1998, the closing price of Ethan Allen Interiors Inc. common stock was $46.69 per share.

                The following investment funds became available as of April 1, 1996:

                American Century Strategic Allocation Conservative Fund - The Strategic Allocation Conservative Fund invests in a diversified portfolio of stocks, bonds and money market securities with an emphasis on quality bonds and money market securities over stocks. The Fund's targeted mix of assets is 45% bonds, 40% stocks, and 15% money market securities.

                American Century Strategic Allocation Moderate Fund - The Strategic Allocation Moderate Fund invests in a diversified portfolio of stocks, bonds and money market securities. The Fund's targeted mix of assets is 60% stocks, 30% bonds and 10% money market securities.

                American Century Strategic Allocation Aggressive Fund - The Strategic Allocation Aggressive Fund invests in a diversified portfolio of stocks, bonds and money market securities. The Fund's targeted mix of assets is 75% stocks, 20% bonds and 5% money market securities.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                    Notes to Financial Statements, Continued


(1),   Continued

                Charles Schwab Personal Choice(R) Retirement Fund - The Personal Choice(R) Retirement Fund allows the investor to purchase mutual funds, stocks and bonds offered through Charles Schwab & Co., Inc. Participants must transfer a minimum of $2,500 from their current plan balance to elect this option. Participants may transfer up to a maximum of 50% of their fully vested balance.

                Twentieth Century Vista Investors Fund - The Vista Investors Fund invests in common stocks of growing small- to medium-sized companies considered to have better than average prospects for appreciation.

                American Century Value Fund - The Value Fund invests primarily in equity securities of well established companies that appear to be undervalued at the time of purchase.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                    Notes to Financial Statements, Continued



(1),   Continued

       Loans

       The Loan Fund is a non-contributory fund used to account for and administer loans to participants. Each participant may apply to the Plan administrator for a loan against the 401(k) portion of that participant's account. The maximum amount which may be borrowed by the participant is limited to the lesser of (a) $50,000 or (b) 50% of the 401(k) portion of such participant's account at the time of such loan. The term of these loans generally shall not exceed the earlier of five years or such participant's termination of service.

       Loans are processed the first day of each month. The Plan administrator has determined that loans shall bear interest equal to the Prime Rate as of the preceding month's close plus 1%. The Prime Rate during 1997 and 1996 ranged from 9.25% to 9.50% and 8.25% to 8.50%, respectively.

       Participants' Accounts

       A separate account is maintained for each participant. Net investment income (loss) is allocated daily to each participant's account on a proportional basis according to account balances so that each account bears its proportionate share of income or loss. Employer profit sharing contributions and, prior to January 1, 1996, all profit sharing forfeitures by participants were allocated to each participant based on each participant's compensation to total compensation of all participants during the year. Effective January 1, 1996, all profit sharing forfeitures are no longer allocated to participants. These funds are now used first to restore any prior forfeitures from terminated employees who are rehired within five years of termination, then to reduce the amount of Company profit sharing contributions, Company match contributions, or administrative expenses paid by the Plan sponsor. In 1997 and 1996, administrative expenses, other than certain transaction fees borne by the participants, were paid by the Plan sponsor.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                    Notes to Financial Statements, Continued



(1),   Continued

       Distributions and Withdrawals

       Participants may elect to receive their benefits when they reach normal retirement age (65), or when they leave the Company. The Plan also provides death benefits to the designated beneficiary of eligible participants.

       An employee may withdraw any or all of his after tax 401(k) contribution ($250 minimum) at any time; early withdrawal of before tax and Company match 401(k) contributions may only be made by a participant upon attaining the age 59-1/2 or because of serious financial hardship, subject to limitations.

       In no event shall distributions commence later than sixty days after the close of the Plan Year in which the latest of the following events occurs: the participant's attainment of age 65; the tenth anniversary of the date on which the participant began participating in the Plan; or the participant's termination date. These provisions notwithstanding, participants must commence distributions from the Plan within a year of attaining the age of 71.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                    Notes to Financial Statements, Continued


(2)    Summary of Significant Accounting Policies

       Basis of Presentation

       The accompanying financial statements have been prepared on the accrual basis of accounting.

       Valuation of Investments Held in Trust

       Under the terms of a trust agreement between Chase Manhattan Bank, N.A. (the "Trustee") and the Company, the Trustee administers a trust fund on behalf of the Plan. The value of the investments and changes therein of this trust have been reported to the Plan by the Trustee, as determined through the use of quoted market prices, except for the guaranteed investment contracts, which are valued at contract value.

       Contract value equals the principal of investments in the Benham Preservation Fund plus accrued interest at the contract rate as reported by SEI Trust Company ("SEI"), the manager of the Benham Preservation Fund. SEI has established procedures to value the investment contracts of the Benham Preservation Fund in good faith. These procedures include a review of information provided by investment managers relating to each investment's contract value relative to its issuing entity's financial strength, current financial ratings, current interest rates, and a comparative review of similar investment vehicles. SEI also provides audited financial statements of the Benham Preservation Fund that coincide with the Plan's year-end. In these financial statements, the contract value and fair value of the Benham Preservation Fund's assets are reported as equal.

       Loans to participants are valued at face value which approximates fair value.


(3)    Certain Significant Risks and Uncertainties

       The preparation of financial statements requires the use of plan administrator estimates. Actual results may differ from those estimates.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                    Notes to Financial Statements, Continued


(4)    Obligation for Plan Benefits

       Although the Plan is intended to be permanent, the Company expressly reserves the right to amend or terminate the Plan at any time. In the event that the Plan is terminated, participants are entitled to 100 percent of the net current value of their vested account.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                    Notes to Financial Statements, Continued


(5)    Investments

       The following table presents the Plan's investments at December 31, 1997 and 1996. An asterisk denotes investments which represent 5% or more of the Plan's net assets at the end of the plan year.

                                                  December 31,      December 31,
                                                      1997             1996
                                                      ----             ----
Investments at fair value as determined
  by quoted market price:

  Mutual funds:
    Twentieth Century Select Investors Fund       $17,381,534*     $12,169,271*
    Twentieth Century Ultra Investors Fund         13,863,693*      10,482,690*
    Twentieth Century International Equity Fund     4,062,359        3,017,927
    American Century Strategic Allocation           1,165,492        1,012,126
      Conservative Fund
    American Century Strategic Allocation           6,884,378*       5,977,304*
      Moderate Fund
    American Century Strategic Allocation           2,217,917        1,681,730
      Aggressive Fund
    Twentieth Century Vista Investors Fund          2,485,602        2,496,070
    Twentieth Century Value Fund                    2,886,880        1,832,753
                                                    ---------        ---------
                                                   50,947,855       38,669,871
                                                   ----------       ----------

  Common Stock:
    Ethan Allen Interiors Inc. - Restricted        14,348,181*       7,672,051*
    Ethan Allen Interiors Inc. - Unrestricted       6,888,680*       2,291,395
                                                    ---------        ---------
                                                   21,236,861        9,963,446
                                                   ----------        ---------

  Other:
    Charles Schwab Personal Choice(R)
      Retirement Fund                                 409,313          194,413
                                                      -------          -------
                                                   72,594,029       48,827,730
                                                   ----------       ----------

Investments at contract value,
  as determined by issuer:
  Investment contracts:
    Benham Preservation Fund (formerly,
      the Capital Preservation Fund)               19,398,451*      20,290,969*
                                                   ----------       ----------


Investments at face value, which
  approximates fair value:
Participant loans                                   2,622,164        2,101,144
                                                    ---------        ---------

Total investments                                 $94,614,644      $71,219,843
                                                  ===========      ===========


       Net investment income (loss) reported on the Statements of Changes in Net Assets Available for Plan Benefits comprises interest income for the Benham Preservation Fund and appreciation or depreciation in the current redemption value of the investments in the other funds plus any dividends paid.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                    Notes to Financial Statements, Continued


(6)    Tax Status

       The Company has received a determination letter from the Internal Revenue Service dated May 2, 1996 stating that the Plan is a qualified plan under
       Section 401(a) of the Internal Revenue Code and the corresponding trust is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan continues to be administered in accordance with the applicable sections of the Internal Revenue Code.


(7)    Subsequent Events

       Effective January 1, 1998, the Company may, at its discretion, make a matching contribution on behalf of each participant, provided the matching contribution does not exceed the lesser of (a) 50% of the participant's contribution or (b) $1,000 (previously $600) per participant per plan year.


(8)    Reconciliation of Financial Statements to Form 5500

       Net assets available for plan benefits identified in the financial statements presented herein have not been reduced for participant benefits payable of $6,996 and $30,774 at December 31, 1997 and 1996, respectively. However, these amounts have been identified as a reduction to net assets available for plan benefits in the Form 5500 to be filed with the Internal Revenue Service.

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN

                    Notes to Financial Statements, Continued


(8),   Continued

       The following is a reconciliation of net assets available for benefits reported in these financial statements and on the Form 5500:

                                            December 31, 1997   December 31,1996
                                            -----------------   ----------------

 Net assets available for benefits per the
  financial statements                         $96,491,930          72,655,532

 Benefits payable to participants                   (6,996)            (30,774)
                                                    ------             -------

 Net assets available for benefits per the
   Form 5500                                   $96,484,934          72,624,758
                                               ===========          ==========


       The following is a reconciliation of benefits paid to participants reported in these financial statements and on the Form 5500:

                                               Year ended          Year ended
                                           December 31, 1997   December 31, 1996
                                           -----------------   -----------------

 Benefits paid to participants per the
    financial statements                     $5,721,121           5,759,318

 Add:  Benefits payable to participants at
    year-end                                      6,996              30,774

 Less:  Benefits payable to participants at
    previous year-end                           (30,774)           (400,482)
                                                -------            --------

 Benefits paid to participants per the
    Form 5500                                $5,697,343           5,389,610
                                             ==========           =========


       Benefits payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan year-end, but not yet paid as of that date.

                                                                      Schedule I
                                                                      ----------

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN


           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997


                                                                           Description of investments
                                                                           --------------------------
                                                                        Maturity                                     Current value
Identity of issuer, borrower,                                             date    Rate of      Par or                at December 31,
lessor or similar party                                      Shares       date   interest  maturity value    Cost         1997
-----------------------                                      ------       ----   --------  --------------    ----         ----

Cash equivalents ......................................          --        --     Variable   $   --     $    16,691   $    16,691

Benham Preservation Fund ..............................    19,398,451      --         --         --      19,398,451    19,398,451

*Twentieth Century Select Investors Fund ..............       408,113      --         --         --      16,073,685    17,381,534

*Twentieth Century Ultra Investors Fund ...............       507,828      --         --         --      13,297,693    13,863,693

*Twentieth Century International Equity Fund ..........       496,015      --         --         --       3,975,881     4,062,359

*Restricted Common Stock - Ethan Allen Interiors, Inc.        372,075      --         --         --       3,894,693    14,348,181

*Unrestricted Common Stock - Ethan Allen Interiors, Inc.      177,935      --         --         --       3,277,815     6,871,989

*American Century Strategic Allocation
 Conservative Fund ....................................       219,904      --         --         --       1,122,001     1,165,492

*American Century Strategic Allocation Moderate Fund ..     1,182,883      --         --         --       6,099,210     6,884,378

*American Century Strategic Allocation Aggressive Fund        367,814      --         --     _            1,969,012     2,217,917

*Twentieth Century Vista Investors Fund ...............       200,129      --         --         --       2,868,873     2,485,602

*American Century Value Fund ..........................       415,378      --         --         --       2,806,298     2,886,880

Charles Schwab Personal Choice(R)Retirement Fund assets       409,313      --         --         --         409,313       409,313

Participant loans .....................................          --        --     Prime + 1%     --       2,622,164     2,622,164
                                                                                                          ---------     ---------
  Total investments ...................................                                                 $77,831,780   $94,614,644
                                                                                                        ===========   ===========

*  Denotes a party-in-interest to the Plan.

See accompanying independent auditors' report.

                                                                      Schedule 2
                                                                      ----------

                       THE ETHAN ALLEN PROFIT SHARING AND
                             401(k) RETIREMENT PLAN


                 Item 27d - Schedule of Reportable Transactions

                          Year Ended December 31, 1997



Party Involved - Chase Manhattan Bank
-------------------------------------
                                                                                                   Current value of
                                                                        Expenses                       assets on
Description of assets      Purchase price  Selling price  Lease rental  incurred  Cost of assets   transaction date  Net gain/(loss)
---------------------      --------------  -------------  ------------  --------  --------------   ----------------  --------------

Benham Preservation Fund
    Purchases               $   6,877,643            -         -            -               -           6,877,643             -
    Sales                              -      7,770,161        -            -        7,770,161          7,770,161             -

Twentieth Century Select
    Investors Fund
    Purchases                   6,380,750            -         -            -               -           6,380,750             -
    Sales                              -      2,457,331        -            -        2,218,152          2,457,331        239,179

Twentieth Century Ultra
    Investors Fund
    Purchases                   6,861,121            -         -            -               -           6,861,121             -
    Sales                              -      3,072,665        -            -        2,697,760          3,072,665        374,905

Twentieth Century
  International
    Equity Fund
    Purchases                   2,363,280            -         -            -               -           2,363,280             -
    Sales                              -      1,400,156        -            -        1,324,367          1,400,156         75,789

Unrestricted common
  stock -
    Ethan Allen
     Interiors Inc.
      Purchases                 4,681,351            -         -            -                -          4,681,351             -
      Sales                            -      3,109,150        -            -         2,767,748         3,109,150        341,402


See accompanying independent auditors' report.

                                   SIGNATURES



The Plan-Pursuant to the requirements of the Securities and Exchange Act of 1934, Ethan Allen Interiors Inc., as administrator of the Retirement Program of Ethan Allen Inc., has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                            THE ETHAN ALLEN PROFIT SHARING AND
                            401(K) RETIREMENT PLAN



                            By   Ethan Allen Interiors Inc.

Date: June 19, 1998              By: (s) Gerardo Burdo
                                     -----------------
                                     Name:  Gerardo Burdo
                                     Title: Vice President and Corporate
                                              Controller


See accompanying independent auditors' report.